SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

15 August, 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- _______

14 August 2012

LLOYDS BANKING GROUP ANNOUNCES SALE OF INTEREST IN A PORTFOLIO OF PRIVATE EQUITY INVESTMENTS

Lloyds Banking Group plc (the Group) announces today that it has agreed the sale of a portfolio of private equity-related investments with gross assets of approximately £1,050 million and the transfer of undrawn commitments which are expected to be £220 million at completion (the Portfolio) to a fund (PE1 LP) financed by Coller International Partners VI1 for a cash consideration of approximately £1,030 million. After the reversal of the related available-for-sale reserve, the transaction is expected to result in a pre-tax gain for the Group. Following the sale, the Group will continue to manage the fund in return for a management fee, which is likely to be less than £10 million per annum. The sale proceeds will be used for general corporate purposes.

The Portfolio generated losses of £40 million in the year to 31 December 2011. This transaction is in line with the Group's strategy of de-risking its balance sheet and reducing its non-core assets.

The transaction is subject to certain conditions, including obtaining the approval of the relevant general partners, and is expected to complete in the fourth quarter of 2012.

Notes: Figures may vary depending on drawdowns, distributions, valuation adjustments and exchange rate movements until closing.
1Coller International Partners VI LP, a fund advised by Coller Capital Ltd.

- END -

For further information:

Investor Relations
Charles King +44 (0) 20 7356 3537
Director of Investor Relations
Email: Charles.King@ltsb-finance.co.uk

Corporate Affairs
Ian Kitts +44 (0) 20 7356 1347
Head of Media Relations
Email: Ian.Kitts@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability; changing demographic and market related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                    LLOYDS BANKING GROUP plc
                                                                                                                                                                   (Registrant)

                                                                                                                                                                    By: Kate O'Neill

                                                                                                                                                                    Name: Kate O'Neill

                                          Title: Managing Director
                                          Investor Relations

Date: 15 August, 2012